Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Halliburton Company distributed the following communication to its suppliers on or after April 7, 2015.

[Dear NAME]:

I’m pleased to bring you news of important steps on our journey to close the pending acquisition of Baker Hughes. At the end of March, Halliburton’s stockholders voted overwhelmingly to approve the Company’s proposal to issue shares of Halliburton common stock as necessary for the proposed transaction. In addition, Baker Hughes’s stockholders also voted overwhelmingly to adopt the merger agreement and thereby approved the proposed acquisition. The stockholder votes were significant and we are excited to have these milestones behind us.

Today, we announced Halliburton made the decision to separately market for sale its Fixed Cutter and Roller Cone Drill Bits, its Directional Drilling and its Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses as part of the competition authorities’ review of the pending transaction. Although we prefer to retain these assets, we will be required to divest some of our overlapping businesses to obtain competition authorities’ approval as anticipated when we announced the Halliburton-Baker Hughes acquisition. Competition authorities will want to ensure there will be other sustainable competitors in the market, and we know that because of their strong brands, great products and dedicated employees, these businesses can satisfy that objective.

The final sale of these businesses will be subject to our ability to negotiate acceptable terms and conditions, the approval of Halliburton’s Board of Directors and final approval of the Baker Hughes acquisition by competition authorities. We anticipate that we will complete the sale of these businesses in the same timeframe as the closing of the pending Baker Hughes acquisition late in the second half of 2015.

Continued focus

As we progress with our work to close the pending transaction and the sale of these businesses, Halliburton remains committed to working with our valued suppliers to provide the same safe, reliable and cost-effective services customers expect from us. Our commitment to superior service quality and safe, environmentally responsible operations is unwavering, and our employees remain dedicated to consistently and efficiently working with you to meet our customers’ needs. It’s important to note, we will continue to operate as one Company until we complete the sale of these businesses, and we intend to adhere to the following guiding principles:

•	We intend to sell these businesses to reputable companies that will manage them for continued success and maintain existing contractual obligations.

•	We will continue to provide drilling, LWD/MWD and roller cone/fixed cutter capabilities with the addition of Baker Hughes product lines to replace the businesses we are selling, and will rely on our suppliers to make us successful in that endeavor.

•	We will maintain the Halliburton way of doing business. You will see continuity in the way we work with you, and we will remain focused on service quality and safety throughout the divestiture and subsequent integration processes.

•	We are committed to making certain there is continuity of supply for our customers’ businesses working collaboratively with our suppliers toward win-win outcomes.

•	We are keeping our eyes on the ball. We will do our utmost to maximize our focus on the customer and minimize any distractions as we work to complete the acquisition.

BUILDING A STRONG FUTURE

We are more confident now than ever that the combination of Halliburton and Baker Hughes will result in a broader, more cost-effective service offering, and provide compelling value for our customers. Further, we believe this acquisition will accelerate the execution of our key strategies in unconventionals, deep water and mature fields, and create a bellwether global oilfield service company that will allow us to deliver improved solutions, lower cost and enhanced service quality.

We will continue to update you on our progress to close the pending acquisition, as appropriate. If you have any questions, please contact me at mike.hillman@halliburton.com.

Sincerely,

Mike Hillman, Supply Chain

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding Halliburton’s ability to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by Halliburton’s Board of Directors, the approvals from competition authorities of the overall acquisition of Baker Hughes, and expectations regarding the timing of the divestitures and the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.